UNITED STATES
	             SECURITIES AND EXCHANGE COMMISSION
	                   Washington, D.C. 20549

	                        Schedule 13D
	          Under the Securities Exchange Act of 1934
	                    (Amendment No.  17)*

	                  First Financial Fund, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               320228109
                             (CUSIP Number)

                         Stephen C. Miller, Esq.
                       Krassa, Madsen & Miller, LLC
                        1680 38th Street, Suite 800
                         Boulder, Colorado  80301
                             (303) 444-5483
       (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                            October 30, 2000
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,795,100
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.29%
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14.	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      1,922,200
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.81%
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14. 	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		New York
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Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      1,922,400
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	7.81%
-----------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
-----------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	1,697,900
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)   6.89%
-----------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)	     OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		409,600
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	409,600
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	409,600
-----------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)    1.66%
-----------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)	     OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-----------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	100
-----------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)  0.00041%
-----------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)	   OO
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CUSIP No. 320228 10 9
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1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	WC  OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power		         0
Shares Bene-
ficially 		8.	Shared Voting Power		409,700
Owned by Each
Reporting		9.	Sole Dispositive Power	         0
Person With
			10.	Shared Dispositive Power	409,700
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	409,700
-----------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	1.66%
-----------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
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CUSIP No. 320228 10 9
-----------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	Not applicable
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		United States
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Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	0
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-----------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
-----------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
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              Amendment No. 17 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Stewart
R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.



Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Susan Trust to purchase the Shares as reported in Item 5(c) was $2,338,000.40.
Such funds were provided by the Susan Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

	The Susan Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.             Interest in Securities of the Issuer.

	No change except for the addition of the following:

     (a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of May 1, 2000, according to information contained in the Company's Annual Report for the period ending March 30, 2000 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares.
 The Stewart Trust is the direct beneficial owner of 1,697,900 Shares, or approximately 6.89% of the Outstanding Shares. The Susan Trust is the direct beneficial owner of 409,600 Shares, or approximately 1.66% of the Outstanding Shares. The John Trust is the direct beneficial owner of 100 Shares, or approximately 0.00041% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, the Susan Trust, and the John Trust. Mr. Horejsi disclaims all such beneficial ownership.

      (c) The table below sets forth purchases of the Shares by the Susan Trust since October 5, 2000. Such purchases were effected by the Susan Trust on the New York Stock Exchange.

        Date         Amount of Shares            Approximate Price
                                                     Per Share
                                            (exclusive of commissions)

      10/05/00             15000                     $10.0000
      10/10/00             10000                      $9.8125
      10/13/00              5000                      $8.7500
      10/13/00              2100                      $8.5625
      10/13/00              1000                      $8.6250
      10/16/00              5000                      $9.2500
      10/16/00              5000                      $9.1250
      10/16/00              4000                      $9.0000
      10/16/00              3000                      $9.0000
      10/16/00              1700                      $9.1250
      10/16/00              1000                      $8.9375
      10/17/00             15000                      $9.3125
      10/17/00              6500                      $9.1250
      10/17/00              5000                      $9.1250
      10/17/00              5000                      $9.1250
      10/17/00              3000                      $9.1250
      10/17/00              1500                      $9.3125
      10/18/00             10000                      $9.0000
      10/18/00              8700                      $9.0000
      10/18/00              5200                      $8.3125
      10/18/00              5000                      $9.0625
      10/18/00              5000                      $8.9375
      10/18/00              2200                      $8.8750
      10/19/00             10000                      $9.1875
      10/20/00              6300                      $9.1250
      10/20/00              5500                      $9.0625
      10/20/00              4500                      $9.0625
      10/23/00              5000                      $9.1875
      10/23/00              4000                      $9.1250
      10/24/00              6000                      $9.1875
      10/24/00              5000                      $9.1250
      10/24/00              4000                      $9.1875
      10/24/00              3000                      $9.1875
      10/25/00              5000                      $9.1875
      10/25/00              5000                      $9.1875
      10/25/00              5000                      $9.1250
      10/26/00             11500                      $9.2500
      10/26/00             11000                      $9.1875
      10/26/00             10000                      $9.1875
      10/26/00              9000                      $9.2500
      10/26/00              1800                      $9.1875
      10/30/00             17000                      $9.3750



                                 Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2000

                                   /s/ Stewart R. Horejsi
	                             Stewart R. Horejsi


                                   /s/ Stephen C. Miller
                                   Stephen C. Miller, as Vice
                                   President of Badlands Trust
                                   Company, trustee of the Ernest
                                   Horejsi Trust No. 1B, the Lola
                                   Brown Trust No. 1B, the Mildred B.
                                   Horejsi Trust, the Stewart R.
                                   Horejsi Trust No. 2, the Susan L.
                                   Ciciora Trust, and the John S.
                                   Horejsi Trust.